# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORCHESTRA BIOMED HOLDINGS, INC., CIK 0001814114
CUSIP: 68572M106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,142,394; sole dispositive power 0; shared dispositive power 13,142,394; aggregate amount beneficially owned 13,142,394 (16.2% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,142,394; sole dispositive power 0; shared dispositive power 13,142,394; aggregate amount beneficially owned 13,142,394 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ORCHESTRA BIOMED HOLDINGS, INC.
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938
Comment: This Amendment No. 8 (this "Amendment No. 8" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 12, 2022, and amended on January 27, 2023, May 5, 2023, August 7, 2024, May 1, 2025, August 6, 2025, February 25, 2026 and April 29, 2026 (as amended, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 8 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by RTW Investments, LP ("RTW Investments") and Roderick Wong, M.D. ("Dr. Wong"). RTW Investments is the investment advisor to certain funds (collectively, the "RTW Funds"). RTW Investments and Dr. Wong are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is filed as Exhibit 99.1.
Residence or business address: The address of the principal business office of each the Reporting Persons is 40 10th Avenue, Floor 7, New York, NY 10014.
Present principal occupation or employment: The principal business of RTW Investments is serving as investment to the RTW Funds. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments with the SEC dated May 30, 2023 (File No. 3-21473) (the "Settlement"). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.
Citizenship: RTW Investments was organized in the state of Delaware and Dr. Wong is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On November 9, 2026, the RTW Funds purchased an aggregate of 1,200,000 shares of common stock at a price of $5.00 per share from the underwriters of the Issuer's public offering. All purchases of the securities described herein were for cash and were funded by working capital of the RTW Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Row 11 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in row 13 of each cover page is based upon 78,704,957 shares of common stock outstanding as of November 9, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2026, giving effect to Pre-Funded Warrants held by the RTW Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock of the Issuer as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the securities of the Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (11/12/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (11/12/2026)